Exhibit 12

Xerox Corporation

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes; (b) distributed equity income; (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock. The Series B dividends were tax deductible and, as such, were equivalent to the pre-tax earnings required to cover such dividends. The Series B convertible preferred stock was redeemed and converted to common stock as of May 27, 2004 and, as such, there were no dividends beyond such date. Series C mandatory convertible preferred stock was redeemed and converted to common stock as of July 3, 2006 and, as such, there were no dividends beyond such date.

	Year Ended December 31,
(in millions)	2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$567	$579	$544	$557	$708
Capitalized interest	10	8	—	—	—
Portion of rental expense which represents interest factor	84	95	90	74	105

Total Fixed charges	$661	$682	$634	$631	$813

Earnings available for fixed charges:
(Loss) Earnings	$(1)	$1,535	$922	$928	$1,116
Adjusted for: Undistributed equity in income of affiliated companies	(53)	(60)	(70)	(54)	(89)
Add: Fixed charges	661	682	634	631	813
Less: Capitalized interest	(10)	(8)	—	—	—

Total Earnings available for fixed charges	$597	$2,149	$1,486	$1,505	$1,840

Ratio of earnings to fixed charges	*	3.15	2.34	2.39	2.26

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(in millions)	2008	2007	2006	2005	2004
Fixed charges:
Interest expense	$567	$579	$544	$557	$708
Capitalized interest	10	8	—	—	—
Portion of rental expense which represents interest factor	84	95	90	74	105

Total Fixed charges before preferred stock dividends pre-tax income requirements	661	682	634	631	813
Preferred stock dividends pre-tax income requirements	—	—	48	94	110

Total Combined fixed charges and preferred stock dividends	$661	$682	$682	$725	$923

Earnings available for fixed charges:
(Loss) Earnings	$(1)	$1,535	$922	$928	$1,116
Adjusted for: Undistributed equity in income of affiliated companies	(53)	(60)	(70)	(54)	(89)
Add: Fixed charges before preferred stock dividends	661	682	634	631	813
Less: Capitalized interest	(10)	(8)	—	—	—

Total Earnings available for fixed charges and preferred stock dividends	$597	$2,149	$1,486	$1,505	$1,840

Ratio of earnings to combined fixed charges and preferred stock dividends	*	3.15	2.18	2.08	1.99

*	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $64.